Myriad Genetics, Inc.

July 22, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010

Re:	Myriad Genetics, Inc.
Form 10-K for Fiscal Year Ended June 30, 2007
File No. 0-26642

Ladies and Gentlemen:

This letter is being submitted in connection with comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the “2007 Annual Report”).

Background

The initial comments from the Staff were contained in a letter dated February 27, 2008 (the “Initial Comment Letter”) from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant of the Staff, to Mr. Peter D. Meldrum, President and Chief Executive Officer of Myriad Genetics, Inc. (the “Company”). Comment No. 6 of the Initial Comment Letter requested that the Company provide its significance testing analysis under Rule 3-09 of Regulation S-X promulgated under the Securities Act of 1933, as amended, for its equity investment in Prolexys Pharmaceuticals, Inc. (“Prolexys”) and an explanation why the Company had not provided the audited or unaudited financial statements required by the rule in its 2007 Annual Report. On March 12, 2008, the Company submitted a response to the Initial Comment Letter, including a response to Comment No. 6 (the “Initial Response Letter”).

On April 10, 2008, the Company received additional comments, orally, from Mr. Mark Brunhofer of the Staff (the “Second Comments”). In the Second Comments, among other comments, the Staff advised the Company that the Staff had reviewed the Company’s response to Comment No. 6 in the Initial Response Letter and was requesting that the Company either amend its 2007 Annual Report to provide the financial statements of Prolexys, which should be audited, or request a waiver of the financial statement requirement of Rule 3-09 of Regulation S-X from the Office of the Chief Accountant of the Division of Corporation Finance.

320 Wakara Way

Salt Lake City, UT 84108

Myriad Genetics, Inc.

July 22, 2008

On July 3, 2008, after experiencing delays with its prior auditors, the Company submitted a request for a waiver of Rule 3-09 of Regulation S-X, a copy of which is attached hereto as Attachment A (the “Waiver Request”).

Supplemental Response

Since submission of the Waiver Request, the Company has worked with its current auditors to reconsider its analysis under Rule 3-09 and has discussed its views in a telephone conference on July 17, 2008 with Mr. Brunhofer and Mr. Todd Hardiman, Associate Chief Accountant of the Office of the Chief Accountant of the Division of Corporation Finance. As discussed with Messrs. Brunhofer and Hardiman, and as detailed below, the Company has now concluded that Rule 3-09 of Regulation S-X does not require the Company to include the financial statements of Prolexys in the Company’s 2007 Annual Report.

Pursuant to APB No. 18, paragraph 19(i), “the investor should ordinarily discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.” Given that the Company’s investment in Prolexys has been reduced to zero (considering both the Company’s percentage interest in the net losses of Prolexys as well as the accretion of the Company’s basis difference in the underlying net assets of Prolexys), the Company is no longer applying the equity method of accounting for its interest in Prolexys. Furthermore, as stated in the SEC Training Manual, Topic 2, III.B.2., “For purposes of computing the income significance test under Rule 3-09, use GAAP changes in the equity investment as presented in the income statement . . . .”

As discussed with the Staff, the Company had previously reduced its investment in Prolexys to zero and has recorded no income or loss related to Prolexys in its statements of operations for each of the fiscal years ended June 30, 2005, 2006 and 2007. In addition, the Company accretes the unamortized basis in its investment in Prolexys in each period, and in the fiscal years ended June 30, 2005, 2006 and 2007 and each of the interim periods contained therein the Company’s proportionate interest in the losses of Prolexys has exceeded that accretion. Because the Company has no obligation, commitment or plan to provide additional funding to Prolexys, and the investment account is zero at the beginning of each of the historical periods, the Company’s proportionate interest in Prolexys’s losses is limited to the accretion of the gain, thereby resulting in a net impact to the Company’s income statement of zero. Accordingly, in applying the significance test under Rule 3-09, the numerator in the computation is zero, thereby rendering Rule 3-09 not applicable for each of the fiscal years ended June 30, 2005, 2006 and 2007.

*            *            *

Myriad Genetics, Inc.

July 22, 2008

In addition, as requested by the Staff in the Initial Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (801) 584-3672, or our outside counsel, Scott A. Samuels, Esq. of Mintz Levin, at (617) 348-1798. Thank you for your time and attention.

Very truly yours,

/s/ James S. Evans
James S. Evans
Chief Financial Officer

cc:	Todd Hardiman
Mark Brunhofer

Division of Corporation Finance

Securities and Exchange Commission

Peter D. Meldrum
James L. Benson

Myriad Genetics, Inc.

Ken Marceron
David Jolley

Ernst & Young LLP

Myriad Genetics, Inc.

July 22, 2008

Jonathan L. Kravetz, Esq.
Brian P. Keane, Esq.
Scott A. Samuels, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

ATTACHMENT A

Scott A. Samuels | 617 348 1798 | ssamuels@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 3, 2008

VIA FACSIMILE [202-772-9213]

Office of the Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Olinger
Deputy Chief Accountant

Re:	Myriad Genetics, Inc.
Waiver Request under Rule 3-09 of Regulation S-X
Form 10-K for Fiscal Year Ended June 30, 2007
File No. 0-26642

Ladies and Gentlemen:

On behalf of our client Myriad Genetics, Inc. (the “Company”), we are requesting a waiver of the requirement that the Company provide separate financial statements of a 50% or less owned entity pursuant to Item 3-09 of Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if such request is denied, a waiver from the requirement that such separate financial statements be audited in order to be incorporated into the Company’s Securities Act registration statements.

Background

The waivers requested herein are being submitted in connection with the comments contained in a letter dated February 27, 2008 (the “Initial Comment Letter”) from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Mr. Peter D. Meldrum, President and Chief Executive Officer of the Company, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the “2007 Annual Report”). Comment No. 6 of the Initial Comment Letter requested that the Company provide

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 3, 2008

its significance testing analysis under Item 3-09 of Regulation S-X for its equity investment in Prolexys Pharmaceuticals, Inc. (“Prolexys”) and an explanation why the Company had not provided the audited or unaudited financial statements required by the rule in its 2007 Annual Report. On March 12, 2008, the Company submitted a response (the “Initial Response Letter”) to the Initial Comment Letter, including a response to Comment No. 6. A copy of that comment and the Company’s response to it is included herewith on Schedule A for your convenience.

The Company believes it has resolved all but one comment contained in the Initial Comment Letter, and the Company has amended its subsequent filings to include revised disclosures in response to the comments. The Company received additional comments, orally, from Mr. Mark Brunhofer of the Staff on April 10, 2008 (the “Second Comments”). In the Second Comments, the Staff advised the Company that, having reviewed the Company’s response to Comment No. 6 of the Initial Comment Letter, the Staff was requesting that the Company either amend its 2007 Annual Report to provide the financial statements of Prolexys, which should be audited, or request a waiver of the financial statement requirement of Rule 3-09 of Regulation S-X from the Office of the Chief Accountant of the Division of Corporation Finance.1

In the period since the Second Comments were issued on April 10, 2008, the Company has repeatedly requested that its former auditor, KPMG LLP, who is also the former auditor of Prolexys, perform the additional review procedures it states are required in order to include the audited Prolexys financial statements in an amendment to the Company’s 2007 Annual Report and to obtain KPMG’s consent to incorporate the financial statements into the Company’s Securities Act registration statements. However, despite repeated efforts, the Company has not been able to obtain KPMG’s review or consent. Accordingly, after further discussion with the Staff, the Company has determined that the quickest and most cost-effective way to resolve the Staff’s outstanding comment is if the Company is able to obtain either of the waivers requested herein.

Request for Waiver of Rule 3-09 Financial Statements

The Company requests that the Chief Accountant grant a waiver from the requirement that the Company provide separate financial statements of Prolexys in the Company’s 2007 Annual Report, notwithstanding that the 20% significance threshold set forth in Item 3-09 of Regulation S-X was technically exceeded for fiscal years ending June 30, 2006 and 2005.

[1]

In the Second Comments, the Staff also requested that the Company (i) re-assess the effectiveness of its disclosure controls and procedures and include the reassessment in its amended filing, and (ii) submit a letter signed by a duly authorized officer of the Company, instead of outside legal counsel, setting forth the “Tandy” representations requested in the Initial Comment Letter. The Company will address these comments once the waivers requested herein are decided by the Office of the Chief Accountant.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 3, 2008

As noted in the Company’s Initial Response Letter (set forth in Schedule A hereto), the Company’s share of Prolexys’ losses from an ownership standpoint exceeded the 20% threshold for both fiscal 2006 and 2005. However, as stated in Note 10 to the Company’s audited financial statements in the 2007 Annual Report, the carrying value of the Company’s investment in Prolexys has been $0 since inception, and because the Company is under no obligation to provide any additional or on-going financial support to Prolexys, the losses incurred by Prolexys had no impact on the Company’s financial position or results of operations. Furthermore, any losses incurred by Prolexys in future periods will also have no impact on the Company’s financial position or results of operations. From an accounting perspective, despite the fact that the Company has an equity ownership position in Prolexys that exceeds 20%, the Company’s share of Prolexys’ current and future losses is effectively zero. The 20% significance test of Rule 3-09 was not exceeded in fiscal 2007, and the Company does not expect the test to be exceeded again in the future.

For these reasons, even though one of the three significance tests exceeded 20% for fiscal 2006 and 2005, the Company respectfully submits that the Prolexys financial statements are not material to investors’ understanding of the Company’s financial results or prospects. Moreover, the Company has historically provided abbreviated summary financial information relating to Prolexys in the footnotes to the Company’s financial statements (see, e.g., Note 10 to the financial statements included in the 2007 Annual Report). The Company proposes to continue to provide summary financial information relating to Prolexys in the footnotes to the Company’s financial statements rather than provide separate financial statements of Prolexys. The Company believes that, given the factors cited above, this information provides adequate disclosure to investors.

Based on the foregoing, the Company requests that the Chief Accountant grant a waiver of the financial statement requirement set forth in Rule 3-09 of Regulation S-X and permit the Company to exclude the Prolexys financial statements for fiscal year 2006 and 2005 in the Company’s 2007 Annual Report.

Request for Waiver of Audited Financial Statements

In the event that the Chief Accountant denies the foregoing request and concludes that the Company must include the Prolexys financial statements in the Company’s 2007 Annual Report, the Company requests, in the alternative, that the Chief Accountant waive the requirement that the financial statements be audited for purposes of inclusion in the 2007 Annual Report and also in any registration statement of the Company filed under the Securities Act which incorporates such financial statements by reference.

The financial statements of the Company and Prolexys for the fiscal year ended June 30, 2007 were audited by Ernst & Young LLP. However, both the Company and Prolexys changed auditors during fiscal 2007, and the financial statements for both companies for the fiscal year ended June 30, 2006 and prior years were audited by KPMG.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 3, 2008

The Company has been advised by KPMG that KPMG must re-perform some of its audit procedures in compliance with PCAOB standards instead of AICPA general auditing standards in order to include the 2006 audited Prolexys financial statements in the Company’s 2007 Annual Report and to obtain KPMG’s consent to incorporate such financial statements into the Company’s Securities Act registration statements.

Since the Company received the Second Comments from the Staff on April 10, 2008, the Company has repeatedly requested that KPMG begin the procedures necessary to allow the Company to include KPMG’s audit opinion for the 2006 Prolexys financial statements in an amended filing to the Company’s 2007 Annual Report and to receive a consent from KPMG to incorporate the financial statements in the Company’s Securities Act registration statements. KPMG has advised the Company that, because the Prolexys financial statements will be included in a publicly-filed document, its procedures necessary to issue the consent under PCAOB standards will be extensive and require a higher level of senior partner participation than audited financial statements prepared for private companies under AICPA general auditing standards. As a result, KPMG has advised the Company that the time to complete the review will be lengthy and, the Company believes, difficult to schedule. In addition, because of these factors, KPMG has stated that the cost of performing its review and issuing its consent will be substantial. Due to KPMG’s schedule and, the Company believes, the Company’s and Prolexys’ status as former clients, KPMG has not performed any of these procedures to date despite repeated requests from the Company and Prolexys to do so.

The Company believes that the filing of unaudited financial statements of Prolexys in the Company’s 2007 Annual Report and the incorporation of such unaudited financial statements in the Company’s Securities Act registration statements will not disadvantage investors, for many of the reasons set forth in the Company’s first request above to omit the financial statements entirely. The financial statements were, in fact, audited by KPMG, but the Company and Prolexys have had significant difficulty in engaging KPMG to perform the work KPMG has advised is required to include its audit opinion in the 2007 Annual Report and to permit the audited financial statements to be incorporated into the Company’s Securities Act registration statements. The Company respectfully submits that audited financial statements for Prolexys cannot be filed in the Company’s 2007 Annual Report or incorporated into its Securities Act registration statements without undue burden, expense and further delay.

For the foregoing reasons, if the Chief Accountant denies the Company’s first request to omit the Prolexys financial statements from the Company’s 2007 Annual Report, the Company respectfully requests that the Chief Accountant waive the requirement that such financial statements be audited in order to be included in the Company’s 2007 Annual Report and also in any registration statement of the Company filed under the Securities Act which incorporates such financial statements by reference. Such a waiver would avoid the undue cost, burden and delay that the Company would incur if required to continue trying to work with KPMG and would allow the Company to timely file the unaudited financial statements with an amendment to its 2007 Annual Report in order to resolve the Staff’s outstanding comment. The requested waiver would be limited to Prolexys’ financial statements for the fiscal year ended June 30, 2006 and prior years audited by KPMG.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 3, 2008

We hope that our requests will be acceptable to the Chief Accountant. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (617) 348-1798, or Jonathan L. Kravetz of this firm, at (617) 348-1674. Thank you for your time and attention.

Very truly yours,

/s/ Scott A. Samuels
Scott A. Samuels

cc:	Jim B. Rosenberg
Mark Brunhofer

Division of Corporation Finance

Securities and Exchange Commission

Peter D. Meldrum
James S. Evans
James L. Benson

Myriad Genetics, Inc.

David Jolley

Ernst & Young LLP

Jonathan L. Kravetz, Esq.
Brian P. Keane, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

SCHEDULE A

Comment from the Staff in the letter dated February 27, 2008

Note 10: Investment in Prolexys Pharmaceuticals, Inc., page F-19

Comment:

6.	It appears that your investment in Prolexys meets the 20% significance level under Item 3-09 of Regulation S-X for at least fiscal 2005 and fiscal 2006. However, it does not appear that you provide the required financial statements of Prolexys in either this Form 10-K or those of the preceding two fiscal years. Please provide us your significance tests under Item 3-09 of Regulation S-X for your equity investment in Prolexys for each of the last three fiscal years and explain to us why you have not provided the audited or unaudited financial statements required under that rule.

Response from the Company in the letter dated March 12, 2008

Response:

Set forth below is the significance testing we performed under Rule 3-09 of Regulation S-X for our investment in Prolexys for each of the last three fiscal years:

	2007	2006	2005
Myriad assets	372,067	276,603	158,958
Prolexys assets	7,088	8,902	41,689
Myriad loss	(34,962)	(38,189)	(39,978)
Prolexys loss	(10,572)	(23,802)	(17,090)
Myriad ownership %	25.8%	49.0%	49.0%

Test 1 - Investments in and advances to exceed 20% of Myriad assets

Not applicable – Myriad’s investment in Prolexys consisted of contributed technology with a net book value of $0 for all periods presented.

Test 2 - Proportionate share of Prolexys assets exceeds 20% of Myriad assets

This test is not applicable pursuant to Rule 3-09 of Regulation. S-X since Myriad’s ownership did not exceed 50%.

Test 3 - Proportionate share of Prolexys loss exceeds 20% of Myriad loss

Myriad share of Prolexys loss	(2,729)	(11,663)	(8,374)
% of Myriad loss	7.80%	30.54%	20.95%

As noted above, our share of Prolexys’ losses from an ownership standpoint exceeded the 20% threshold for both 2006 and 2005. However, as stated in the footnotes to our financial statements, the carrying value of our investment in Prolexys has been $0 since inception, and because we are under no obligation to provide any additional or on-going financial support to Prolexys, the losses incurred by Prolexys had no impact on our financial position or results of operations. Furthermore, any losses incurred by Prolexys in future periods will also have no impact on our financial position or results of operations. From an accounting perspective, despite the fact that we have an equity ownership position that exceeds 20%, our share of Prolexys’ losses is effectively zero.

A-1

We have historically provided abbreviated summary financial information relating to Prolexys in the footnotes to our financial statements and believe that, given the factors cited above, this information provides adequate disclosure to our investors. Based on the foregoing, we would propose to continue to provide summary financial information relating to Prolexys in the footnotes to the financial statements rather than separate financial statements of Prolexys.

A-2